                         EMERGING COMMUNICATIONS, INC.
                            CHASE FINANCIAL CENTER
                          ORANGE GROVE, CHRISTIANSTED
                     ST. CROIX, U.S. VIRGIN ISLANDS 00821
                                (340) 777-7700

                               September 4, 1998

To Our Shareholders:

  I am pleased to inform you that on August 17, 1998, Emerging Communications, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Innovative Communication Corporation (the "Purchaser") and ICC Merger Sub Corporation (the "Merger Sub"), a wholly owned subsidiary of Purchaser. Upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were mailed to you on August 24, 1998, the Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock (the "Shares") not currently beneficially owned by its parent, Innovative Communication Company, for $10.25 per Share in cash. Under the terms of the Merger Agreement, the consummation of the Offer will be followed by a merger of the Merger Sub into the Company (the "Merger") in which any remaining Shares will be converted into the right to receive $10.25 per Share in cash (or any higher price in the Offer), without interest.

  YOUR BOARD OF DIRECTORS UNANIMOUSLY, WITH MR. PROSSER, THE CONTROLLING SHAREHOLDER OF THE PURCHASER ABSTAINING, HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY, WITH MR. PROSSER, THE CONTROLLING SHAREHOLDER OF THE PURCHASER ABSTAINING, RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF THE COMPANY'S COMMON STOCK PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Houlihan, Lokey, Howard & Zukin Capital ("Houlihan Lokey"), the financial advisor to the Special Committee of the Board of Directors, that the $10.25 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement is fair to such holders from a financial point of view. The full text of the written opinion of Houlihan Lokey is attached as Schedule I to the Offer to Purchase, and stockholders are urged to read such opinion in its entirety.

                                          Sincerely,

                                          /s/ Richard N. Goodwin

                                          Richard N. Goodwin,
                                          Chairman of the Special Committee of
                                          the Board of Directors
                                          and Member of the
                                          Board of Directors

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         EMERGING COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                         EMERGING COMMUNICATIONS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   29089K108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                         EMERGING COMMUNICATIONS, INC.
                             CHASE FINANCIAL CENTER
                          ORANGE GROVE, CHRISTIANSTED
                      ST. CROIX, U.S. VIRGIN ISLANDS 00821
                           ATTENTION: THOMAS MINNICH
                           TELEPHONE: (340) 777-7700

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                                With a copy to:
                           WILLIAM F. SCHWITTER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                          399 PARK AVENUE, 31ST FLOOR
                           NEW YORK, NEW YORK, 10022

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Emerging Communications, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Chase Financial Center, Orange Grove, Christiansted, St. Croix, U.S. Virgin Islands 00821. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer by Innovative Communication Corporation, a U.S. Virgin Islands corporation ("Innovative Communication" or "Purchaser"), to purchase all outstanding Shares not currently beneficially owned directly or indirectly by its parent, Innovative Communication Company, a Delaware limited liability company (the "Parent"), at a price of $10.25 per Share (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as exhibits hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on August 24, 1998. The address of the principal executive offices of Innovative Communication, as reported in the Schedule 14D-1, is Chase Financial Center, P.O. Box 1730, St. Croix, U.S. Virgin Islands.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 17, 1998, (the "Merger Agreement"), among the Purchaser, ICC Merger Sub Corporation, a Delaware corporation ("Merger Sub"), and the Company. The Merger Agreement provides that, among other things, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, Merger Sub will be merged (the "Merger") into the Company. Following consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of the Parent. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share not owned by the Parent, the Company or any direct or indirect subsidiary of the Parent or the Company (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer (the "Offer Price"). Under the DGCL, the vote of the holders of a majority of the outstanding Shares will be required to approve the Merger. Since the Parent currently owns approximately 51% of the Shares outstanding, the Parent would have sufficient voting power to, and intends to, cause the approval of the Merger without the affirmative vote of any other stockholders of the Company. However, it is a condition to the parties' obligation to complete the Merger that the Purchaser have purchased Shares pursuant to the Offer. Accordingly, if the Minimum Tender Condition (defined below), the Financing Condition (defined below) or any other condition to the Offer is not satisfied and the Purchaser elects not to waive any such condition (other than the Minimum Tender Condition, which may not be waived by Purchaser without the prior written consent of the Company), none of the Parent, the Purchaser, Merger Sub or the Company will be obligated to effect the Merger. The Minimum Tender Condition requires that there be validly tendered and not withdrawn prior to the expiration of the Offer a majority of the outstanding shares not beneficially owned directly or indirectly by Parent or its affiliates as of the date the shares are accepted for payment pursuant to the Offer. The Financing Condition requires the receipt by the Purchaser of funds sufficient to permit it to purchase all shares tendered in the offer and pay the merger consideration.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  The Company was formed in 1997 as a wholly owned subsidiary of Atlantic TeleNetwork, Inc. ("ATN"). On December 30, 1997, ATN undertook a series of transactions (the "Split Off Transaction") whereby the business and operations of ATN in the Virgin Islands and certain other assets and liabilities were transferred to the Company, and the outstanding shares of Common Stock of the Company were distributed to the public stockholders of ATN and Jeffrey J. Prosser, the Company's Chairman of the Board, Chief Executive Officer and Secretary.

  (b) Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Innovative Communication or its respective executive officers, directors or affiliates.

INTERESTS OF THE SPECIAL COMMITTEE

  On May 29, 1998, the Board of Directors of the Company (the "Board" or "Board of Directors") created a special committee comprised of three directors who are not officers or directors of, or otherwise affiliated with, Purchaser or the Parent (the "Special Committee") to consider and make recommendations with respect to the offer and merger proposal. The members of the Special Committee are Richard N. Goodwin, Sir Shridath S. Ramphal and John G. Vondras. Mr. Goodwin serves as Chairman of the Special Committee.

  Mr. Goodwin currently serves as a Director of the Company and has been Director of the Company since 1997. Mr. Goodwin beneficially owns 5,000 Shares.

  Mr. Ramphal currently serves as a Director of the Company and has been a Director of the Company since 1997. Mr. Ramphal beneficially owns no Shares.

  Mr. Vondras currently serves as a Director of the Company and has been a Director of the Company since 1997. Mr. Vondras beneficially owns no Shares.

  In consideration of the services rendered on the Special Committee, Mr. Goodwin received $50,000 and each of Mr. Vondras and Mr. Ramphal received $15,000.

INTERESTS OF CERTAIN PERSONS

  In connection with the Split Off Transaction, the Company entered into a number of agreements with Mr. Prosser. These agreements are summarized below.

  Non-Competition Agreement. Pursuant to a Non-Competition Agreement dated December 31, 1997 among the Company, ATN and Mr. Prosser (the "Non-Competition Agreement"), the Company and Mr. Prosser have agreed not to engage in, or assist others in engaging in, any business which competes anywhere in the world in any material respect with the provision by ATN or any of its subsidiaries of telecommunications services to persons who generate international audiotext telecommunications traffic (except for the provision of any telecommunications services as a common carrier which does not involve the installation of special equipment to facilitate the generation of international audiotext telecommunications traffic or the payment of any fee, commission or other compensation through sharing of accounting or settlement rates, rate discounts or otherwise to persons generating such traffic). The term of the Non-Competition Agreement is a period of 10 years after the effective date of the Split Off Transaction. The telecommunications service covered by the Non-Competition Agreement includes both carrying and/or terminating telecommunications traffic. The Non-Competition Agreement covers the provision of services directly, or indirectly through service bureaus or other intermediaries, to persons who generate the traffic, and the traffic covered includes both voice and data traffic. In the Non-Competition Agreement, the Company and Mr. Prosser have also agreed to hold in strict confidence all information of a proprietary nature relating to ATN's business of providing telecommunications services with regard to international audiotext traffic.

  Indemnity Agreement. In accordance with the provisions of an Indemnity Agreement dated December 31, 1997 among the Company, ATN, Mr. Prosser and Mr. Prior (the "Indemnity Agreement"):

    (i) Mr. Prosser has agreed to indemnify ATN, its subsidiaries, their respective officers, directors and agents and Mr. Prior, from and against any and all losses, liabilities, damages, costs and expenses ("Losses") relating to or arising out of (a) any action, suit or proceeding brought by or on behalf of any stockholder of ATN or of the Company arising out of or relating to the repurchase by ATN of shares of ATN Common Stock owned by Mr. Prior and/or a trust of which he is a trustee (the "Trust") in connection with the Split Off Transaction or the number of shares of Common Stock to be received by Mr. Prosser or members of his family in connection with the Split Off Transaction or (b) any action, suit or proceeding of any kind arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the proxy statement-prospectus relating to the Split Off Transaction, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but the indemnity described in this clause (b) applies only with respect to the biographical information of Mr. Prosser contained in such proxy statement-prospectus and the information contained therein concerning the beneficial ownership of ATN Common Stock by Mr. Prosser and the members of his family and his or their affiliates.

    (ii) Mr. Prior has agreed to indemnify the Company, its subsidiaries, their respective officers, directors and agents and Mr. Prosser from and against any and all Losses relating to or arising out of (a) any action, suit or proceeding brought by or on behalf of any stockholder of ATN or the Company arising out of or relating to the number of shares of ATN Common Stock to be received by Mr. Prior or members of his family in connection with the Split Off Transaction or (b) any action, suit or proceeding of any kind arising out of or relating to any untrue or alleged untrue statement of a material fact contained in such proxy statement-prospectus, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, but the indemnity described in this clause (b) applies only with respect to the biographical information of Mr. Prior contained in such proxy statement-prospectus and the information contained therein concerning the beneficial ownership of ATN Common Stock by Mr. Prior and the members of his family and his or their affiliates.

    (iii) The Company has agreed to indemnify ATN, its subsidiaries, their respective officers, directors and agents and Mr. Prior from and against any and all Losses relating to or arising out of (a) the business or operations of the Company before or after the Split Off Transaction or any of the liabilities specifically to be assumed by the Company in connection with the Split Off Transaction or (b) any action, suit or proceeding arising out of or relating to any untrue or alleged untrue statement of a material fact contained in such proxy statement-prospectus or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but the indemnity described in this clause (b) applies only with respect to the information contained in such proxy statement-prospectus concerning the business, prospects or planned or proposed activities of the Company and its subsidiaries, the activities of the Company or such subsidiaries after April 30, 1997, and prospective acquisitions of businesses or other transactions not in the ordinary course of business then planned or contemplated by the Company, such subsidiaries or Mr. Prosser.

    (iv) ATN has agreed to indemnify the Company, its subsidiaries, their respective officers, directors and agents and Mr. Prosser from and against any and all Losses relating to or arising out of (a) the business or operations conducted by ATN before or after the Split Off Transaction or any of the liabilities of ATN not specifically assumed by the Company or
  (b) any action, suit or proceeding arising out of or relating to any untrue or alleged untrue statement of a material fact contained in such proxy statement-prospectus or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but the indemnity described in this clause (b) applies only with respect to the information contained in such proxy statement-prospectus concerning the business, prospects or planned or proposed activities of ATN and its subsidiaries after the Split Off Transaction, the activities of ATN after April 30, 1997 and prospective acquisitions of businesses or other transactions not in the ordinary course of business planned or contemplated by ATN or Mr. Prior.

    (v) Each of (A) Mr. Prosser and the Company and (B) Mr. Prior and ATN have agreed not to be, without the prior written consent of ATN or the Company, respectively, beneficial owners of greater than 5% of the outstanding stock of ATN or the Company, respectively, nor to participate in any solicitation of proxies or election contests with respect or to ATN or the Company, respectively.

  Tax Sharing Agreement. In accordance with the terms of the Tax Sharing and Indemnification Agreement dated December 31, 1997 (the "Tax Sharing Agreement"):

    (i) ATN, the Company, Mr. Prior and Mr. Prosser have each agreed not to take certain actions which might jeopardize the Split Off Transaction qualifying for tax-free treatment under the Code (as hereinafter defined). Under the terms of the Tax Sharing Agreement, unless approved by the IRS or legal counsel or agreed to by both ATN and the Company, ATN and the Company will not at any time take any action which may be inconsistent with the tax treatment of the Split Off Transaction as contemplated in the IRS ruling received in connection therewith (the "Tax Ruling"). Without limiting the generality of the foregoing, ATN and the Company will not, prior to December 31, 1999, unless approved by the IRS or legal counsel or agreed to by both ATN and the Company: (a) liquidate or merge with or into any other corporation; (b) issue any capital stock that in the aggregate exceeds 45%, by vote or value, of its capital stock issued and outstanding immediately after the Split Off Transaction; (c) with certain exceptions, redeem, purchase or otherwise reacquire its capital stock issued and outstanding immediately after the Split Off Transaction; (d) make a material disposition or cessation of operations by means of a sale or exchange of assets or capital stock, a distribution to stockholders, or otherwise, of the assets constituting the trades or business relied upon in the Tax Ruling to satisfy Section 355(b) of the Code; or (e) discontinue the active conduct of the trades or businesses relied upon in the Tax Ruling request to satisfy Section 355(b) of the Code. If required, the Purchaser intends to cause a legal opinion to be delivered to ATN to comply with the provisions of the Tax Sharing Agreement as they relate to the Merger.

    (ii) ATN has agreed to be liable for, and indemnify and hold harmless the Company and its affiliates from and against, (a) any taxes resulting from any income or gain recognized as a result of the Split Off Transaction, including any taxes resulting from any income or gain recognized as a result of the Split Off Transaction failing to qualify for tax-free treatment under the Code, which arise from any breach by ATN of its representations or covenants under the Tax Sharing Agreement, or from certain actions by ATN or its affiliates which may be inconsistent with the tax treatment of the Split Off Transaction as contemplated in the application for the Tax Ruling, or the inaccuracy of any factual statements or representations made in or in connection with the application for the Tax Ruling with respect to the activities of ATN and its affiliates after the Split Off Transaction, (b) any taxes taken into account as debits for purposes of calculating the final closing adjustment under the terms of the Split Off Transaction, (c) certain taxes arising from ATN's operations between April 30, 1997 and the effective date of the Split Off Transaction,
  (d) any withholding of foreign income taxes imposed with respect to payments from GT&T to the Company and (e) fifty percent (50%) of all other taxes of ATN or certain subsidiaries with respect to any period prior to and including the effective date of the Split Off Transaction, except for taxes described in clause (a), (b) or (c) of the following section (iii).

    (iii) The Company has agreed to be liable for, and indemnify and hold harmless ATN and its affiliates from and against, (a) any taxes resulting from any income or gain recognized as a result of the Split Off Transaction including any taxes resulting from any income or gain recognized as a result of the Split Off Transaction failing to qualify for tax-free treatment under the Code, which arise from any breach by the Company of its representations or covenants under the Tax Sharing Agreement, or from certain actions by the Company or its affiliates which may be inconsistent with the tax treatment of the Split Off Transaction as contemplated in the application for the Tax Ruling, or the inaccuracy of any factual statements or representations made in or in connection with the application for the Tax Ruling with respect to the activities of the Company and its affiliates after the Split Off Transaction, (b) one hundred percent (100%) of all taxes of the Company (computed on a separate company basis) with respect to any period prior to and including the Effective Date, (c) any withholding of foreign income taxes imposed with respect to payments from Atlantic Tele-Network Co. or any of its subsidiaries to ATN except to the extent taken into account as debits for purposes of computing the final closing adjustment under the terms of the Split Off Transaction and (d) fifty percent (50%) of all other taxes of ATN or certain subsidiaries with respect to any period prior to and including the effective date of the Split Off Transaction, except for taxes described in clauses (a), (b), (c) and (d) of the preceding section (ii).

    (iv) Mr. Prior has agreed to be liable for, and to indemnify and hold harmless ATN, the Company, and their respective affiliates from and against, any taxes resulting from any income or gain recognized as a result of the Split Off Transaction, including any taxes resulting from any income or gain recognized as a result of the Split Off Transaction failing to qualify for tax-free treatment under the Code, which arise from (a) any breach of Mr. Prior's representations and covenants under the Tax Sharing Agreement or (b) the inaccuracy of any factual statements or representations relating to Mr. Prior or members of Mr. Prior's family made in the application for the Tax Ruling or in any certificate provided by Mr. Prior in connection with the application for the Tax Ruling or in connection with an opinion of tax counsel with respect to the Split Off Transaction.

    (v) Mr. Prosser has agreed to be liable for, and to indemnify and hold harmless ATN, the Company, and their respective affiliates from and against any liability for any taxes resulting from any income or gain recognized as a result of the Split Off Transaction, including any taxes resulting from any income or gain recognized as a result of the Split Off Transaction failing to qualify for tax-free treatment under the Code, which arise from
  (a) any breach of Mr. Prosser's representations and covenants under the Tax Sharing Agreement or (b) the inaccuracy of any factual statements or representations relating to Mr. Prosser or members of Mr. Prosser's family made in the application for the Tax Ruling or in any certificate provided by Mr. Prosser in connection with the application for the Tax Ruling or in connection with an opinion of tax counsel with respect to the Split Off Transaction.

  Employment Agreement. The Company has entered into an employment agreement (the "Employment Agreement") with Mr. Prosser dated December 31, 1997 for an initial five-year term. The Employment Agreement is automatically renewable for successive five-year terms and provides for a base salary of $600,000 for the first year, subject to annual review and adjustment in the subsequent years. In addition to the base salary, an annual bonus may be awarded at the discretion of the Board or any duly authorized committee thereof. The Employment Agreement provides for a grant of options to purchase 273,978 shares of Common Stock pursuant to the Company's 1997 Long Term Incentive and Share Award Plan, which were granted to Mr. Prosser on December 31, 1997. In the event Mr. Prosser's employment is terminated for other than cause or disability by the Company or for good reason by Mr. Prosser, Mr. Prosser will be entitled to receive a lump sum severance payment equal to 500% of the sum of his base salary for the year including the date of termination and his highest annual bonus earned during the five years immediately preceding the date of termination. In addition, all options to purchase Common Stock then owned by Mr. Prosser shall become immediately vested and exercisable, and the exercisability thereof shall be extended for a period of ten years following the date of termination.

  The Employment Agreement also provides that, so long as Mr. Prosser beneficially owns at least 3% of the outstanding shares of Common Stock, the Company will, at its own expense and subject only to Mr. Prosser's bearing his own pro rata share of all underwriting commissions and discounts incurred in connection with any offering of registrable stock (as defined in the Employment Agreement), (i) prepare and file with the SEC registration statements and other documents as may be necessary to permit a public offering and sale of Mr. Prosser's registrable stock and (ii) include in any registration statement of the Company (other than a registration statement on Form S-4 or S-8 or filed in connection with an exchange offer or an offering of securities solely to the existing shareholders or employees of the Company) such number of Mr. Prosser's registrable stock as he may elect to include. In the event that Mr. Prosser's registrable stock is included in a registration statement, the Company will indemnify Mr. Prosser against certain claims or liabilities under the Securities Act, as amended.

  Jeffrey J. Prosser has served as Chairman, Chief Executive Officer and Secretary of the Company since 1997. Mr. Prosser is also the sole director and executive officer of Purchaser and the sole member of Parent. Mr. Prosser has, and following the Offer and the Merger will continue to have, the ability to elect the entire Board of Directors of the Company.

  As of August 24, 1998, all executive officers and directors of the Company as a group beneficially owned an aggregate of 5,749,628 Shares and held stock options to purchase 123,991 Shares. Together, such Shares and Shares purchasable upon exercise of such stock options aggregate approximately 52% of the 10,959,131 Shares outstanding on August 24, 1998. If the transaction is consummated, such persons will receive an aggregate of $192,331 in cash for their Shares.

  The following table sets forth, as of August 24, 1998, the number of Shares owned by, and the aggregate amounts to be received by, each executive officer and director of the Company and Purchaser who owns any Shares and all executive officers and directors as a group pursuant to the transaction. Other than the individuals named below, no executive officer or director of the Company owns any Shares. The Purchaser does not own any shares of the Company.

                                                        SHARES       TOTAL CASH
                                                     BENEFICIALLY   AMOUNT TO BE
        NAME                                            OWNED         RECEIVED
        ----                                         ------------   ------------
   Jeffrey J. Prosser...............................  5,730,864(1)        N/A
   Salvatore Muoio..................................      4,600       $47,150
   Edwin Crouch.....................................      9,164       $93,931
   Richard N. Goodwin...............................      5,000       $51,250

--------
(1) Represents 5,606,873 Shares which are owned by the Parent and 123,991 Shares issuable upon the exercise of currently exercisable options (or exercisable within 60 days of August 24, 1998) at an exercise price of $8.00 per share. Mr. Prosser has agreed not to exercise the options prior to the Merger.

INDEMNIFICATION

  The Restated Certificate of Incorporation ("the Certificate") of the Company contains a provision which states that no director shall be personally liable to the Company or its stockholders for monetary damages with respect to claims by the Company or the stockholders for breaches of fiduciary duty as a director. The provision does not limit director liability for monetary damages
(a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of Title 8 of the DGCL (i.e., unlawful dividends or other unlawful payments) or
(d) for any transaction from which the director derived an improper personal benefit.

  The By-Laws and the Certificate of the Company provide that each person who was or is a party or is threatened to be made a party to, or is involved, in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or office of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, amounts paid in settlement, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefits of his or her heirs, executors and administrators. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) commenced by such indemnitee only if the commencement of such proceeding (or part thereof) by the indemnitee was authorized by the Board of Directors of the Corporation. Such indemnification is in addition to any other rights to which directors or officers may be entitled.

  The Company, its directors and its officers are covered under a Directors and Officers Liability Insurance Policy (the "D&O Insurance") effective for the period from December 30, 1997 to December 30, 1998. Pursuant to the D&O Insurance, the insurer agreed (1) to pay on behalf of the Company's directors and officers any and all sums which they shall become legally obligated to pay for which the Company has not provided reimbursement provided such sums arise from a claim first made against the directors or officers during the policy period and (2) to pay on behalf of the Company any and all sums it has incurred to indemnify directors or officers, provided such sums it has incurred arise from a claim first made against the directors or officers during the policy period.

  Each and every member of the Board has entered into an Indemnification Agreement with the Company. The rights, duties and obligations of the Company and the Director under each Indemnification Agreement do not limit, diminish or supersede the rights, duties and obligations of the Company and the Director with respect to the indemnification afforded to the Director under any liability insurance, the DGCL, or under the By-laws or the Certificate of the Company. In addition, the Director's rights under this Indemnification Agreement will not be limited or diminished in any respect by any amendment to the By-laws or the Certificate of the Company.

  Each of the Indemnification Agreements provides that the Company shall indemnify and hold harmless the Director in respect of all liabilities and expenses that may be incurred or suffered by the Director as a result of or arising out of or in connection with prosecuting, defending, settling or investigating any threatened, pending or completed claim, demand, inquiry, investigation, action, suit or proceeding, in which the Director may be or may have been involved as a party or otherwise, arising out of the fact that the Director is or was a Director of the Company or any of its affiliates, or served as a Director of any corporation at the request of the Company (including without limitation service as a trustee or in any fiduciary or similar capacity for or in connection with any employee benefit plan maintained by the Company or for the benefit of any of the employees of the Company or any of its affiliates, or service on any trade association, civic, religious, educational or charitable boards or committees). In addition, each of the Indemnification Agreements also provides that the Company shall indemnify and hold harmless the Director against any and all liabilities and expenses that may be incurred or suffered by the Director as a result of or arising out of or in connection with any attempt (regardless of its success) by any person to charge or cause the Director to be charged with wrongdoing or with financial responsibility for damages arising out of or incurred in connection with the matters indemnified against in the Indemnification Agreement.

CONTRACTS AND TRANSACTIONS BETWEEN THE COMPANY AND THE PURCHASER OR THE PARENT

  Ownership of the Company. Parent, which is wholly owned by Mr. Prosser, currently owns approximately 51% of the outstanding Shares and therefore has the ability to control the Company through the election of a majority of the Board and voting at meeting of stockholders. After the consummation of the Offer, it is expected that Mr. Prosser will continue to serve as the Chairman of the Board, Chief Executive Officer and Secretary of the Company. The Purchaser is a wholly owned subsidiary of the Parent. Mr. Prosser is the sole member of the Parent and the sole director of the Purchaser.

  The following is a description of the Merger Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

  The Merger. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, Merger Sub will be merged into the Company. Because Parent currently owns a majority of the outstanding Shares, Parent will have the vote necessary under Delaware law to approve the Merger. Following consummation of the Merger, the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent.

  At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser, the Company or any direct or indirect subsidiary of Parent or the Company or Shares ("Dissenting Shares") held by stockholders of the Company who have properly exercised their appraisal rights in accordance with Section 262 of the DGCL (collectively, "Excluded Shares")) will be converted into the right to receive the Merger Consideration.

  At the Effective Time, the shares of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub or the holders of such shares, be converted into that number of shares of Common Stock of the Surviving Corporation equal to the number of outstanding Shares at the Effective Time less the number of Excluded Shares.

  The Merger Agreement provides that the Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration. Holders of such Shares will be entitled to receive payment of the "fair value" of such Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who fail to perfect or who effectively withdraw or lose their rights to dissent will thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such Shares.

  The Merger Agreement provides that Purchaser shall make available or cause to be made available to the paying agent appointed by Purchaser with the Company's prior approval (the "Paying Agent") amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments described above to holders of Shares issued and outstanding immediately prior to the Effective Time. Promptly after the Effective Time, the Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the funds deposited with the Paying Agent for such purpose. One hundred eighty days following the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent which have not been disbursed to holders of certificates formerly representing Shares outstanding at the Effective Time, and thereafter such holders shall be entitled to look to the Surviving Corporation only as general creditors thereof with respect to the cash payable under due surrender of their certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of cash for Shares and Purchaser shall reimburse the Surviving Corporation for such charges and expenses.

  Conditions to Certain Obligations. The obligations of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by the Purchaser (or one or more affiliates of the Purchaser) of Shares pursuant to the Offer, (ii) to the extent required by applicable law, the receipt of stockholder approval of the Merger and the Merger Agreement and
(iii) there being no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity, or any court which is in effect and prohibits consummation of the Merger.

  Termination. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company, by the mutual consent of the Purchaser and the Company, by action of their respective Boards and Directors. In addition, the Merger Agreement may be terminated by action of the Board of Directors of either the Purchaser or the Company if (i) the Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; provided that the right to terminate the Merger Agreement shall not be available to the Purchaser, whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure to purchase such Shares and provided, further, that in the case of termination of the Merger Agreement by the Purchaser, such termination of the Offer is not in violation of the terms of the Offer or (ii) without fault of the terminating party, the Merger shall not have been consummated by December 31, 1999, whether or not such date is before or after any approval by the stockholders of the Company of the Merger and the Merger Agreement. The Merger Agreement may be terminated by the Purchaser at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company, by the action of the board of directors of the Purchaser, if (i) the Company shall have failed to comply in any material respect with any of the covenants and agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination or (ii) the Board of Directors of the Company or those directors of the Company who are not officers of Parent or the Company or any affiliate of either of them (the

"Independent Directors") shall have withdrawn or modified in a manner adverse to the Purchaser their approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company or the Independent Directors, upon request by the Purchaser, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing. The Merger Agreement may be terminated at any time prior to the Effective Time, before or after any approval by the stockholders of the Company, by action of the Board of Directors of the Company, if the Purchaser or Merger Sub (i) shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Purchaser or Merger Sub at or prior to such date of termination or (ii) shall have failed to commence the Offer within the time required by the Merger Agreement.

  Subject to the applicable provisions of the DGCL, the Merger Agreement may be amended by action taken by the Company, the Purchaser and Merger Sub at any time prior to the Effective Time.

  Certain Covenants of the Parties. The Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of the Company, decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought, change the conditions to the Offer or waive the Minimum Tender Condition. Also, the Purchaser shall not terminate or withdraw the Offer or extend the Expiration Date unless at the Expiration Date the conditions set forth in Exhibit A-1, "The Offer-13. Certain Conditions of the Offer" have not been satisfied or waived.

  The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation shall maintain the Company's existing directors' and officers' liability insurance or equivalent liability insurance ("D&O Insurance") so long as the annual premium therefor is not in excess of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided, however, if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200 percent of the Current Premium. In lieu of the insurance arrangement described above, the Company may, on or before the expiration of the Offer, enter into alternative insurance arrangements, provided that such arrangements are approved by the Independent Directors and the Purchaser. The Merger Agreement also provides that, from and after the Effective Time, the Purchaser and the Surviving Corporation will indemnify and hold harmless each present and former director and/or officer of the Company, determined as of the Effective Time (the "Indemnified Parties") that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company or any subsidiary of the Company prior to the Effective Time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to the Effective Time (a "Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement pursuant to the provisions of the Merger Agreement described in the next succeeding paragraph, losses, claims, damages or liabilities (collectively, "Costs") reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law. The Merger Agreement further provides that the Surviving Corporation and Purchaser shall also advance expenses (including attorneys' fees), as incurred by the Indemnified Party to the fullest extent permitted under applicable law provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

  Pursuant to the Merger Agreement, upon learning of any Claim described in the preceding paragraph, such Indemnified Party shall promptly notify the Surviving Corporation and the Purchaser thereof. In the event of any such Claim (whether arising before or after the Effective Time), (i) the Purchaser or the Surviving Corporation shall have the right to assume the defense thereof and the Purchaser shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Purchaser or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Purchaser or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Purchaser or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation and the Purchaser shall be obligated pursuant to the Merger Agreement to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest,
(ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Purchaser shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation and the Purchaser, respectively, shall not have any obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

  The Merger Agreement further provides that if a claim for indemnification or advancement under the Merger Agreement is not paid in full by the Surviving Corporation or the Purchaser within thirty days after a written claim therefor has been received by the Surviving Corporation or the Purchaser, the Indemnified Party may any time thereafter bring suit against the Surviving Corporation or the Purchaser to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnified Party shall be entitled to be paid also the expense of prosecuting such claims. Under the terms of the Merger Agreement, neither the failure of the Surviving Corporation or the Purchaser (including their Boards of Directors, independent legal counsel or shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Surviving Corporation or the Purchaser (including their boards of directors, independent legal counsel, or shareholders) that the Indemnified Party has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the Indemnified Party has not met the applicable standard of conduct.

  The Merger Agreement also provides that no amendment to the Certificate of Incorporation or By-laws of the Surviving Corporation shall reduce in any way the elimination of personal liability of the directors of the Company contained therein or adversely affect any then existing right of any director or officer (or former director or officer) to be indemnified with respect to acts, omissions or events occurring prior to the Effective Time.

  In the Merger Agreement, the Company has agreed that its Board of Directors and a majority of the Independent Directors will recommend acceptance of the Offer to the Company's stockholders and will file with the Commission, and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the unanimous recommendation of the Company's Board of Directors and the Independent Directors that the Company's stockholders accept the Offer. The Merger Agreement also provides that if the Company's Board of Directors determines that its fiduciary duties require it to amend or withdraw its recommendation, such amendment or withdrawal shall not constitute a breach of the Merger Agreement.

  The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

  The Merger will have to be approved by the Company's Board of Directors and by the Company's stockholders. Under the DGCL, the vote of the holders of a majority of the outstanding Shares would be required to adopt the Merger Agreement. Since Parent currently owns more than a majority of the outstanding Shares, Parent will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholders of the Company (assuming Shares are purchased in the Offer), and Parent intends to do so.

BACKGROUND OF THE OFFER AND MERGER

  Prior to December 30, 1997, the business and operations of the Company were owned and conducted by ATN. The two principal stockholders and co-chief executive officers of ATN prior to December 31, 1997, were Mr. Prosser and Cornelius B. Prior, Jr. Beginning in early 1993, material disagreements arose between Mr. Prior and Mr. Prosser pertaining to the management and direction of ATN and its businesses. These disagreements created a management deadlock which significantly impaired the ability of ATN to function other than in the ordinary course of business and effectively precluded Mr. Prosser's aggressive acquisition strategy. In order to pursue acquisition opportunities as they arose which were precluded by the Split Off Transaction, Mr. Prosser had entered into agreements to acquire the Cable Systems and the Virgin Islands Daily News prior to consummation of the Split Off Transaction, and thereafter assigned such agreements to the Purchaser.

  On August 11, 1997, Mr. Prosser, Mr. Prior and ATN entered into definitive documentation with respect to the Split Off Transaction. On December 30, 1997, the stockholders of ATN approved the Split Off Transaction, and on December 30, 1997, the Split Off Transaction was consummated.

  During January 1998, Mr. Prosser and certain other members of management of the Company began exploring the feasibility of combining the businesses of the Company and Purchaser. On January 20, 1998, the Company engaged Prudential Securities Incorporated ("Prudential") to render an opinion as to the fairness, from a financial point of view, of a merger involving the Parent and the Purchaser to the public stockholders of the Company.

  During February 1998, Mr. Prosser and certain other members of management of the Company, with the assistance of the Company's legal and financial advisors, developed the proposed terms of such a transaction.

  The proposal to merge the businesses of the Company and the Purchaser was presented to the Board by Jeffrey J. Prosser at a Board meeting held on March 9, 1998. The proposal contemplated a merger of the Purchaser with Atlantic Tele- Network Co., a wholly-owned subsidiary of the Company ("ATNCo."), pursuant to which the Parent would receive $35.0 million of convertible preferred stock of ATNCo.

  The Board discussed with the Company's advisors the draft agreement and other materials distributed to the Board members. Following that discussion, and in light of the relationship of the Chairman of the Board, Jeffrey J. Prosser and the Parent, the Board requested that directors Richard N. Goodwin, Sir Shridath Ramphal and John P. Raynor act as a Special Committee to further consider and recommend to the Board a course of action concerning the merger proposal. In addition, the Board ratified the Company's decision to engage Prudential to act as financial advisor to the Special Committee.

  The members of that Special Committee met with Prudential and that Special Committee's legal advisors on April 3, 1998. At that meeting, Prudential described to such Special Committee the various valuation analyses they would undertake in connection with their engagement and also discussed with the Special Committee the terms of the draft merger agreement and proposed certain recommended revisions thereto. The members of the Special Committee requested that Prudential prepare a revised term sheet for the transaction consistent with its recommendations and deliver the proposed revised terms to the Parent. From April 3, 1998 through May 20, 1998, Prudential engaged in various discussions with the Parent regarding the proposed terms of such transaction.

  During the third week of May 1998, Mr. Prosser began to have significant and material reservations about the proposed merger with ATNCo., given the unenthusiastic market interest in the Company's common stock. On May 21, 1998, Mr. Prosser together with John P. Raynor, a member of the Board, met with representatives of Prudential and the Parent's counsel to discuss the feasibility of the Parent acquiring all of the outstanding Shares.

  During May 22-28, 1998 Mr. Prosser, Prudential and the Parent's counsel had various discussions regarding the language of a proposal letter to be delivered to the Board. On May 29, 1998, the Parent sent the following letter to the Board (the "May 29 Letter"):

                                                                   May 29, 1998
Board of Directors
Emerging Communications, Inc.
Chase Financial Center
Orange Grove, Christiansted
St. Croix, USVI 00821

Gentlemen:

  Innovative Communication Company, LLC ("ICC"), a Delaware Limited Liability Company, is pleased to make a proposal to acquire all of the outstanding shares of common stock of Emerging Communications, Inc. (the "Company") not currently owned by ICC (the "Remaining Shares"). It is currently contemplated that the transaction would be structured as a cash tender offer with a backend merger or reverse stock split in which each holder of Remaining Shares would receive $9.125 per share, in cash.

  We believe that such a transaction would result in substantial benefits to the Company and the holders of the Remaining Shares and would provide the holders of the Remaining Shares with the opportunity to realize a fair and generous cash value for their shares. The offer price of $9.125 per Remaining Share represents a premium of approximately 30% over the closing sale price of the Company's common stock on May 28, 1998.

  Such a transaction would permit the holders of the Remaining Shares to obtain at an attractive premium liquidity which is not normally available to them in light of the thinly traded market for the Company's common stock. Indeed, the price of $9.125 per share is higher than any closing sale price of the Company's common stock since it commenced trading on December 31, 1997. We also believe that the acquisition can be structured to accommodate and promote the interests of the Company's employees and customers.

  This proposal is subject, among other things, to the following:
    1. the execution of a definitive Merger Agreement with the Company containing representations, covenants, conditions, and other terms usual for transactions of this type;
    2. approval of the transaction by a Special Committee of the Board of Directors of the Company, the Board of Directors of the Company and the Company's shareholders;
    3. the receipt of satisfactory financing for the transaction;
    4. the receipt of a fairness opinion from the financial advisor to the Special Committee stating that the proposed transaction is fair, from a financial point of view, to the holders of the Remaining Shares; and
    5. the receipt of all required third party and governmental consents.

  ICC's advisors are in the process of preparing a definitive Acquisition Agreement relating to the transaction, which we will provide you in the near future. In addition, we have engaged Prudential Securities Incorporated to advise us with respect to the transaction. Based on conversations with ICC's financing sources, ICC believes it will be able to secure the necessary financing to fund the transaction.

  ICC wishes to make it clear that it is not interested under any circumstances in selling its interest in the Company.

  We expect that you will desire to elaborate on this proposal through a Special Committee of disinterested directors and that such committee will desire to retain its own advisors to assist in those deliberations. We look forward to working with you and the advisors to the Special Committee to complete this transaction and trust you will give this proposal your prompt attention. We, of course, reserve the right to amend or withdraw this proposal at any time in our sole discretion.

                                          Very truly yours,

                                          Innovative Communication Company,
                                           LLC

                                                  /s/ Jeffrey J. Prosser
                                          By: _________________________________

  A meeting of the Board of Directors was held on May 29, 1998. Mr. Prosser began the meeting of the Board by discussing certain opportunities that management had been pursuing for the Company to acquire certain businesses. Mr. Prosser advised the Board that it is likely that the Company would be required to issue equity in order to finance any acquisition of significant size. Mr. Prosser also advised the Board that he believed that the Company's stock price had not achieved the desired appreciation as a result of, among other things, the relatively small public float and the fact that the Company has failed to be followed by Wall Street analysts. Mr. Prosser then read to the Board the May 29 Letter. Mr. Prosser then excused himself from the meeting. After discussion, the Board determined, given the inherent conflict of interest, to form the Special Committee consisting of Messrs. Sir Shridath
S. Ramphal, Richard N. Goodwin and John G. Vondras to review the terms of the proposed transaction. In that connection and to help in their evaluation, the Board of Directors authorized the Special Committee to engage its own counsel and to engage an independent financial advisor to the Special Committee to assist the Special Committee in negotiating the proposed transaction on behalf of the Company's public stockholders and to render an opinion as to the fairness of the transaction from a financial point of view to the public stockholders.

  On May 29, 1998, the Company issued a press release concerning the May 29 Letter. In addition, on May 29, 1998, Mr. Prosser informed the Board that he was withdrawing the proposal to combine the businesses of the Purchaser and the Company pending the final outcome of the proposal set forth in the May 29 Letter.

  On June 3, 1998, the Company received notice of a lawsuit instituted by purported shareholders of the Company alleging a breach of fiduciary duties and seeking injunctive and other relief in response to the Company's announcement regarding the Parent's proposal in the May 29 Letter.

  On June 5, 1998, the Special Committee hired Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings") as its outside legal counsel. On June 5, 1998, the Special Committee and its legal advisors participated in a telephone conference with Mr. Prosser and his legal advisors. At this meeting, Roger Meltzer, Esq. of Cahill reported that Mr. Prosser was not prepared to support or accept any alternative business transaction besides the Purchaser's offer to acquire the Shares of the Company not owned directly or indirectly by the Parent.

  On July 13, 1998, after interviewing a number of nationally recognized investment banking firms, the Special Committee engaged Houlihan, Lokey, Howard & Zukin Capital ("Houlihan Lokey") to act as independent financial advisor to the Special Committee and to advise the Special Committee with respect to the offer by the Purchaser to purchase the shares of Common Stock of the Company not beneficially owned directly or indirectly by the Parent at a price of $9.125 per share.

  On July 21-22, 1998, representatives of Houlihan Lokey and Paul Hastings visited the Company's business offices in St. Thomas and interviewed and met with senior management of the Company to discuss financial results and projections, tour the Company's facilities and commence other legal and financial due diligence.

  On July 17, 1998, Cahill delivered to Paul Hastings a proposed draft of the Merger Agreement. During the next week and thereafter, Paul Hastings reviewed the terms and conditions of the Merger Agreement and negotiated the terms and conditions with Cahill.

  Following July 22, 1998, Houlihan Lokey continued its financial due diligence investigation and analysis of the Company, engaged in numerous telephone calls with senior management of the Company, met with Prudential and Mr. Prosser to discuss the results of operations and prospects of the Company, met with Mr. Goodwin to update the Special Committee on the results of Houlihan Lokey's investigation.

  On August 4, 1998, the Special Committee along with its financial and legal advisors held a special meeting by telephone to consider the offer by the Purchaser to purchase the shares of Common Stock of the Company at a price of $9.125 per share. The Houlihan Lokey representatives discussed with the Special Committee their assumptions and the various valuation methodologies used in evaluating the offer and reviewed the results of their financial investigation. The Houlihan Lokey representatives concluded by stating that Houlihan Lokey was not in a position to render an opinion that the offer price of $9.125 per share was fair to the public stockholders from a financial point of view. In light of such conclusion, the Special Committee then considered various alternative methods designed to seek a higher price for the Company's stockholders.

  The Special Committee determined that Mr. Goodwin would discuss the inadequacy of the current offer price with Mr. Prosser and seek a higher price for the public shareholders. The Special Committee also considered directing Houlihan Lokey to begin discussions simultaneously with Prudential in an attempt to obtain a higher offer price, but it was decided to await the results of the discussions between Mr. Goodwin and Mr. Prosser.

  During the period between August 5, 1998 and August 10, 1998, Mr. Goodwin, on behalf of the Special Committee, and Mr. Prosser, on behalf of the Purchaser, engaged in further discussions regarding the price offered by the Purchaser for the public shares of the Company, and during such period, Mr. Goodwin kept Houlihan Lokey informed as to the progress of such discussions. In such discussions with Mr. Goodwin, Mr. Prosser initially raised the offer price to $9.625 per share which Mr. Goodwin, on behalf of the Special Committee, rejected as insufficient. On behalf of the Purchaser, Mr. Prosser, after further discussions, offered $10.00 per share. Following additional discussions with Houlihan Lokey, Mr. Goodwin again informed Mr. Prosser that the offer was insufficient. After additional discussions, Mr. Prosser raised the offer price to $10.125 per share, and Mr. Goodwin, on behalf of the Special Committee, again informed Mr. Prosser that $10.125 per share was inadequate. Following further deliberations, Mr. Prosser raised his offer price to $10.25 per share. In response to a request from Mr. Goodwin for a price of $10.50 per share, Mr. Prosser refused, indicating that $10.25 per share was the Purchaser's highest and best offer. Mr. Goodwin then informed Mr. Prosser that Mr. Goodwin would report an offer price of $10.25 per share to the Special Committee.

  On August 12, 1998, by telephonic conference, Messrs. Goodwin and Vondras met with the Special Committee's financial and legal advisors for further consideration of the Purchaser's offer price of $10.25 per share, Houlihan Lokey updated the Special Committee with respect to Houlihan Lokey's valuation analysis based on the revised offer price of $10.25 per share. Houlihan Lokey concluded by indicating that the revised offer price was fair to the public shareholders from a financial point of view, subject to satisfactory negotiation of the Merger agreement. Messrs. Goodwin and Vondras agreed that, subject to the approval of Mr. Ramphal, the third member of the Special Committee, they would recommend the revised offer price of $10.25 per share to the Board of Directors of the Company.

  Immediately following the meeting on August 12, 1998, Mr. Goodwin reviewed with Mr. Ramphal the deliberations of the telephonic meeting and Houlihan Lokey's views, including its opinion that the revised offer price of $10.25 per share was fair to the public shareholders from a financial point of view. Mr. Ramphal approved the revised offer price, leading to a unanimous recommendation by the Special Committee.

  On August 13, 1998, the Board of Directors of the Company (along with its legal and financial advisors) held a special meeting by telephone to discuss the Purchaser's offer to purchase the public shares of the Company at an offer price of $10.25 per share, and to negotiate the terms of the merger agreement. Houlihan Lokey presented the results of its financial analysis and concluded by opining that, from a financial point of view, the Purchaser's offer of $10.25 per share was fair to the Company's public shareholders. The Board of Directors, after further discussions with Houlihan Lokey, agreed to consider the Purchaser's offer subject to the satisfactory negotiation of a final, complete Merger Agreement between the Purchaser and the Company. Paul Hastings, on behalf of the Board of Directors of the Company, requested, among other items, that the draft of the Merger Agreement be revised to provide that the Minimum Tender Condition could not be waived by the Purchaser without the consent of the Special Committee. Mr. Meltzer of Cahill agreed to discuss these points with the Purchaser's representatives as soon as practicable, and the Board of Directors adjourned the meeting until the morning of August 17, 1998. Immediately prior to the August 17 meeting, Mr. Meltzer informed Paul Hastings that Mr. Prosser had agreed to the proposed revisions to the draft Merger Agreement regarding the Minimum Tender Condition.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) On August 13, 1998, the Special Committee determined that each of the Offer and the Merger is fair to, and in the best interest of, the stockholders of the Company (other than the Parent) and determined to recommend that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend to the Company's stockholders that they accept the Offer and tender of their Shares pursuant to the Offer. At a meeting held on August 17, 1998, the Board of Directors of the Company, including those members of the Board of Directors of the Company constituting the Special Committee, acting upon the unanimous recommendation of the Special Committee, unanimously, with Mr. Prosser, the controlling shareholder of the Purchaser, abstaining, approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

  (b) Reasons for the Board's Recommendation; Opinion of Financial Advisor.

  See "Item 3(b)--Background of the Offer and the Merger" for a description of certain events preceding the Board of Director's consideration of the Offer and the Merger.

REASONS FOR RECOMMENDATION

  The Special Committee received presentations from, and reviewed the Offer and the Merger with, senior management of the Company as well as the Special Committee's financial advisor, Houlihan Lokey. The Special Committee, in determining whether to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the full Board of Directors, considered a number of factors, including, but not limited to, the following:

    (i) The belief, based on its familiarly with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry, that the consideration to be received by the Company's stockholders in the Offer and Merger fairly reflects the Company's intrinsic value.

    (ii) The oral and written presentations made by Houlihan Lokey at meetings held on August 4, 1998 and August 12, 1998, as to various financial and other considerations deemed relevant to the evaluation of the Offer and the Merger, including, but not limited to, a review of (A) the business prospects and financial condition of the Company, (B) historical business information and financial results of the Company, (C) non-public financial and operating results of the Company, (D) financial projections and budgets prepared by the Company's management, (E) information obtained from meetings with senior management of the Company, (F) the trading range and volume history of the Shares, (G) public financial information of comparable companies and (H) public information of comparable acquisitions.

    (iii) The opinion of Houlihan Lokey that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger Agreement is fair to such stockholders (other than the Parent and the Purchaser) from a financial point of view. In considering Houlihan Lokey's opinion, the Special Committee was aware that Houlihan Lokey is entitled to a fee in accordance with the terms of its engagement described below.

    (iv) The relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the Shares. Specifically, that $10.25 per Share represents a premium of 46.4% over the market price of the Shares on May 28, 1998, (the day prior to the public announcement that the Parent had proposed to acquire the Shares at $9.125 per Share) and that the Shares had never traded in excess of the offer price.

    (v) The agreed value of the Company between Mr. Prosser and Mr. Prior in the Split Off Transaction of $13.2484 per share (before giving effect to indebtedness incurred to purchase $17.4 million of shares from Mr. Prior) as a component of the $22.7284 per share agreed value of ATN between Mr. Prosser and Mr. Prior in the Split Off Transaction, and the fact that the trading price of the ATN common stock on December 29, 1997, prior to the Split Off Transaction, was approximately $10.625 per share.

    (vi) Houlihan Lokey's assumption that the benefit of tax abatement which the Company is to receive from the Virgin Islands taxing authority would be realized by the Company rather than passed on to the Company's customers. If the Company is not able to retain the benefit of the tax abatement, Houlihan Lokey believes that its valuation of the Company would decrease.

    (vii) The recognition that, following consummation of the Offer and the Merger, the current stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Special Committee concluded, however, that this consideration did not justify foregoing the opportunity for stockholders to receive an immediate and substantial cash purchase price for their Shares.

    (viii) The fact that the terms of the Offer, and the increase in the consideration offered to the public stockholders from $9.125 per Share to $10.25 per Share, were determined through arm's-length negotiations with the Parent by the Special Committee and its financial and legal advisors, all of whom are unaffiliated with Parent, and the judgment of the Special Committee and Houlihan Lokey that, based upon the negotiations that transpired, a price higher than $10.25 per Share could not likely be obtained by the Parent and that further negotiations with the Parent could cause the Parent to abandon the Offer, with the resulting possibility that the market price for the Shares could fall substantially below $10.25, and possibly $9.125, per Share, or to commence a tender offer without the involvement of the Special Committee at a price less than $10.25 per Share.

    (ix) The Parent's ownership of approximately 51% of the currently outstanding Shares and the effects of such ownership on the alternatives available to the Company and the fact that, as a practical matter, no strategic alternative could be effected without the support of Parent; and the consequences of continuing to operate the Company as a majority-owned subsidiary of Parent.

    (x) The fact that Mr. Prosser informed the Special Committee that he would not support nor accept any alternative business transaction.

    (xi) The terms and conditions of the Merger Agreement, the fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that Parent has a Commitment Letter from the Rural Telephone Finance Cooperative (the "RTFC") to provide the financing necessary to consummate the Offer and the Merger expeditiously.

    (xii) The fact that the Merger Agreement provides that the Offer cannot be consummated unless a majority of the shares outstanding beneficially owned directly or indirectly by Parent are tendered.

    (xiii) The fact that the consideration to be paid to the Company's public stockholders in the Offer and the Merger is all cash.

    (xiv) The fact that the Offer and the Merger have been structured to include a first-step cash tender offer for any and all outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $10.25 per Share in cash, and the fact that any public stockholders who do not tender their Shares or properly exercise appraisal rights will receive the same price per Share in the subsequent Merger.

    (xv) The possible conflicts of interest of certain directors and members of management of both the Company and Parent discussed in "Item 3(b)-- Interests of Certain Persons" herein.

    (xvi) The fact that, while no appraisal rights are available to stockholders as a result of the Offer, stockholders who do not tender pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL. See Exhibit A-1, "The Offer-11. The Merger Agreement; Appraisal Rights".

  The Special Committee considered each of the factors listed above during the course of its deliberations prior to recommending that the Company enter into the Merger Agreement. In light of its knowledge of the business and operations of the Company and its business judgment, the Special Committee believed that each of these factors supported its respective conclusions. In view of the wide variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify the specific factors considered in making its determination, although the Special Committee did place a special emphasis on the opinion and analysis of Houlihan Lokey.

  The Board of Directors of the Company, a majority of the members of which were members of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby after receiving a report from the Special Committee on its deliberations and recommendation. In reaching this decision, the Board of Directors principally considered the recommendation of the Special Committee and its familiarity with the Company's business, its current financial condition and results of operations and future prospects, and current and anticipated developments in the Company's industry.

OPINION OF FINANCIAL ADVISOR

  The complete text of Houlihan Lokey's opinion is attached hereto as Exhibit E-1. The summary of the opinion set forth below is qualified in its entirety by reference to such opinion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies followed by Houlihan Lokey. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by Houlihan Lokey or a complete description of its presentation. Houlihan Lokey believes, and so advised the Special Committee, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

  The Company and the Special Committee retained Houlihan Lokey to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Shares (other than the Parent and Purchaser) pursuant to the Offer and the Merger. At the August 4, 1998, meeting of the Special Committee, Houlihan Lokey presented its analysis as hereinafter described and updated the Special Committee with respect to the discussions and current state of the transaction. At the August 13, 1998, meeting of the Board, Houlihan Lokey presented its oral opinion, and on August 17, 1998, delivered its written opinion, that as of such date and based on the matters described therein, the consideration to be received by the holders of Shares (other than the Parent and the Purchaser) is fair from a financial point of view.

  Houlihan Lokey's opinion addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than the Parent and the Purchaser) pursuant to the Offer and the Merger and does not constitute a recommendation to the shareholders as to whether such shareholders should, tender their shares in the Offer or how such shareholders should vote at any shareholders' meeting. Houlihan Lokey's opinion does not address the Company's underlying business decision to effect the Offer and the Merger.

  In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey: (i) reviewed the publicly available financial information of the Company since the split-off of the Company from ATN, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and the Quarterly Report on 10-Q for the quarter ended March 31, 1998; (ii) reviewed the Proxy Statement for the Special Meeting of Stockholders of ATN dated December 9, 1997; (iii) reviewed a draft copy of Schedule 13E-3 dated June 22, 1998, including the draft Merger Agreement contained therein; (iv) reviewed unaudited financial results of the Company through June 30, 1998, as prepared by the Company; (v) met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company; (vi) visited certain facilities and business offices of the Company in St. Thomas, U.S. Virgin Islands; (vii) reviewed forecasts dated March 25, 1998, as prepared by the Company's management for the years ending December 31, 1998, through 2007; (viii) reviewed the historical market prices and trading volume for the publicly traded securities of the Company; (ix) reviewed publicly available financial data for certain companies that it deemed comparable to the Company, and publicly traded prices and premiums paid in other transactions that it considered similar to the Offer and the Merger; (x) held discussions with Jeffrey J. Prosser, the majority shareholder of the Company and the sole shareholder of the Parent, and with certain members of Prudential which is acting as financial adviser to Mr. Prosser; and (xi) conducted such other studies, analyses and inquiries as it deemed appropriate.

  In assessing the financial fairness of the consideration to be received in the Offer and the Merger by the holders of Shares (other than the Parent and the Purchaser), Houlihan Lokey: (i) analyzed the reasonableness of the trading value of the Company's publicly traded common stock; (ii) valued the common equity of the Company using widely accepted valuation methodologies; and (iii) analyzed the reasonableness of the consideration being offered pursuant to the Offer and the Merger.

VALUATION OF EMERGING COMMUNICATIONS, INC.

  Historical Stock Trading Analysis. As part of its analysis, Houlihan Lokey analyzed the trading value of the Company's common stock. Houlihan Lokey calculated the implied Price/Net Income, total invested capital (defined as the value of equity plus debt, net of cash) ("TIC") to revenue ("TIC/Revenue"), TIC to earnings before interest and taxes ("TIC/EBIT") and TIC to earnings before interest, taxes, depreciation and amortization ("TIC/EBITDA") multiples for the Company based on pro forma results (which includes the results of St. Martin Cellular) for its fiscal year ended December 31, 1997, latest 12 month results through June 30, 1998 and its projected fiscal years ending December 31, 1998 and December 31, 1999 and compared those ratios to comparable publicly traded companies. Houlihan Lokey also analyzed daily closing stock prices and volumes for the 90-day period preceding the offer made on May 29, 1998.

  Independent Valuation Analysis of the Company. In addition to analyzing recent trading activity, Houlihan Lokey applied two widely used valuation approaches to arrive at an independent valuation of the Company. The first approach, the market multiple approach, involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of the Company. Earnings and cash flow multiples were calculated for the comparative companies based upon daily trading prices. A comparative risk analysis between the Company and the public companies formed the basis for the selection of appropriate risk-adjusted multiples for the Company. The risk analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the Company and other comparative companies are engaged. For purposes of this analysis, Houlihan Lokey selected the following publicly-traded telecommunications companies: Aliant Communications, Inc., CFW Communications Co., CT Communications, Inc., Century Telephone Enterprises, Inc., Conestoga Enterprises, Inc., D&E Communications, Inc., Hickory Tech Corp., and North Pittsburgh Systems, Inc. Houlihan Lokey's market multiple approach yielded a valuation of the Company's common stock in the range of $8.01 to $10.47 per share.

  In the second approach, the discounted cash flow approach, projections for the Company, as prepared by the Company's management, for the fiscal years 1998 through 2002 were utilized. The projected cash flows were analyzed on a "debt-free" basis (before cash payments to equity and interest-bearing debt investors) in order to develop a TIC value indication for the Company. A provision for the TIC value of the Company at the end of the forecast period, or terminal value, was also made. The present value of the interim cash flows and the terminal value was determined using a risk-adjusted rate of return or "discount rate." The discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities in companies with similar risk characteristics to the Company. Houlihan Lokey's discounted cash flow approach yielded a valuation of the Company's common stock in the range of $9.47 to $13.94 per share.

FAIRNESS OF CONSIDERATION

  Acquisition of Premium Analysis. Houlihan Lokey analyzed the acquisition premiums as implied by the offer relative to the "30-day unaffected trading price" and the 52-week high and low for the common stock of the Company. The "30-day unaffected trading price" represents the average stock price for the thirty days prior to the announcement of the offer set forth in the letter dated May 29, 1998 from the Parent to the Board. These premiums are shown in the table below.

                                                        30-DAY
                                                      UNAFFECTED
                                                       TRADING   52-WEEK 52-WEEK
                                                        PRICE     HIGH     LOW
                                                      ---------- ------- -------
   Premium...........................................    49.9%    13.9%   64.0%

  Houlihan Lokey believed that these premiums were within an acceptable range of fairness for transactions in which control was not being acquired.

  Comparable Transactions Multiples. Houlihan Lokey analyzed the acquisition multiples paid in publicly announced, majority acquisitions of domestic telecommunications companies with transaction values in excess of $25 million. Houlihan Lokey's study analyzed sixteen transactions for public and private companies that were announced between April 1996 and July 1998.

  Houlihan Lokey advised the Special Committee that none of the transactions reviewed were directly comparable to the Offer and the Merger. As part of this analysis, Houlihan Lokey calculated the TIC/Revenue, TIC/EBIT, and TIC/EBITDA multiples. Houlihan Lokey's analysis indicated that for the acquisitions of companies with available financial information: (i) the TIC/Revenue multiples had a median of 2.66; (ii) the TIC/EBIT multiples had a median of 16.3; and
(iii) the TIC/EBITDA multiples had a median multiple of 12.9. The TIC/Revenue, TIC/EBIT and TIC/EBITDA multiples for the Company based on the Offer are 3.33, 13.4, and 7.1, respectively, utilizing the financial results of the Company for the latest 12 month period on a pro forma basis ended June 30, 1998. Although the Offer implied multiples for TIC/EBIT and TIC/EBITDA were below the medians for the transactions, the multiples were in excess of the median TIC/Revenue multiple and were within the range of multiples for TIC/EBIT and TIC/EBITDA. Houlihan Lokey also noted that the transactions analyzed represented control transactions which generally exhibit higher multiples than transactions, such as the Offer and the Merger, in which control is not being acquired.

  Fairness Conclusion. Based on the analyses described above, Houlihan Lokey concluded that the value of the consideration to be received by the holders of Shares (other than the Parent and the Purchaser) pursuant to the Offer and the Merger is fair from a financial point of view.

  Houlihan Lokey was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Houlihan Lokey was not asked to express an opinion as to the relative merits of the Offer and the Merger compared to any alternative business strategies that might exist for the Company.

  Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there was no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to Houlihan Lokey.

  Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to the Company and does not assume any responsibility with respect to it. Houlihan Lokey did not make any independent appraisal of any of the properties or assets of the Company. Houlihan Lokey's opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey at the date of the opinion.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained Houlihan Lokey as the Special Committee's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to a retainer agreement entered into July 13, 1998 between the Company and Houlihan Lokey. Houlihan Lokey was retained by the Company to analyze the fairness of the consideration to be received in the Offer and the Merger by the holders of Shares (other than the Parent and the Purchaser) from a financial point of view. Houlihan Lokey received $100,000 upon the signing of the Retainer and $125,000 when it informed the Special Committee that it was prepared to render the opinion, and Houlihan Lokey will receive $125,000 upon the closing of the Merger, plus reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion. The Company has further agreed to indemnify Houlihan Lokey against certain liabilities and expenses in connection with the rendering of its services.

  Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuating businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes.

  Neither the Company nor any person acting on its behalf intends currently to employ, retain or compensate any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate.

  (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company (other than Mr. Prosser and the Parent) currently intends to sell all Shares over which he or she has sole dispositive power for a cash payment of $10.25 per Share pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

  (a) Except as described in Item 3(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  (a) Certain Legal Proceedings. The Company has been served notice of a stockholder lawsuit filed on or about June 3, 1998, in the Delaware Court of Chancery, New Castle Division, with respect to the May 29, 1998, proposal by Parent to acquire all of the Shares of the Company. The lawsuit, entitled Brickell Partners v. Jeffrey J. Prosser, et al. (C.A. No. 16425-NC) (the "Shareholder Litigation"), asks for class action status and names the Company and individual members of the Company's Board of Directors as defendants, including Mr. Prosser. The suit, inter alia, alleges breaches of fiduciary duty by Mr. Prosser as controlling shareholder of the Company. The complaint alleges that the proposed acquisition of the Company "serves no legitimate business purpose" and that it is "an attempt by defendant Prosser to benefit himself unfairly at the expense" of Company shareholders. The complaint seeks, among other things, a preliminary and permanent injunction against the Offer, rescission of the Offer if it is consummated, and unspecified monetary damages. Defendants have not filed any responsive pleadings and their time to respond has been extended to September 15, 1998.

  While neither the Company nor the Purchaser presently anticipates that the Shareholder Litigation will result in the termination of the Offer or in the Merger Agreement not continuing to be in full force and effect in accordance with its terms, there can be no assurance as to the outcome of any such lawsuit. The Shareholder Litigation could result in substantial expense to the Company and significant diversion of efforts of the Company's management team.

  The above summary does not purport to be complete and is qualified in its entirety by the full text of the complaint filed as Exhibit D-1 hereto and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 A-1 Offer to Purchase filed by Purchaser on August 24, 1998*
 A-2 Letter of Transmittal (including guidelines)*
 A-6 Press Release**
 B-1 Commitment Letter of the RTFC**
 C-1 Agreement and Plan of Merger dated as of August 17, 1998 among Purchaser,
     ICC Merger Sub and the Company**
 C-2 Non-Competition Agreement dated December 31, 1997 among the Company, ATN and Mr. Prosser**
 C-3 Indemnity Agreement dated December 31, 1997 among the Company, ATN,
     Mr. Prosser and Mr. Prior**
 C-4 Tax Sharing and Indemnification Agreement dated December 31, 1997 among the Company, ATN, Mr. Prosser and Mr. Prior**
 C-5 Employment Agreement dated December 31, 1997 between the Company and
     Mr. Prosser**
 D-1 Complaint, Brickell Partners v. Jeffrey J. Prosser**
 E-1 Opinion Letter of Houlihan, Lokey, Howard & Zukin Capital dated August 17,
     1998*

--------
 * Included in documents previously mailed to stockholders.
** Filed as an exhibit to the Schedule 14D-1 filed by the Purchaser August 24, 1998.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Emerging Communications, Inc.

                                              /s/ Thomas Minnich
                                          By: _________________________________
                                              Thomas Minnich
                                              Chief Operating Officer

Dated: September 4, 1998